SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                              For 27 September, 2005


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                  International Financial Reporting Standards
                                     (IFRS)

                             IFRS Transition Report
                                Explanatory Note
                                 September 2005


Background

-  The IASB created a single set of International Financial Reporting Standards
   (IFRS).

- In June 2002 the EU Regulation requiring that by 1 January 2005 the consolidated accounts of all EU listed companies conform to these standards.


The aim:

-  global accounting standards.
-  transparent and comparable information in financial statements.
-  to help the various capital markets to make economic decisions.
-  a single set of high quality financial statements.



IFRS Timeline for Bank of Ireland Group



            Annual Accounts                         Half-year Accounts                        Annual Accounts
             31 March 2005                          30 September 2005                          31 March 2006
Prepared under Irish GAAP               Prepared under IFRS with 30 September    First full IFRS Accounts with 31 March
                                           2004 comparatives restated to IFRS,      2005 comparatives restated to IFRS,
                                                    where appropriate                        where appropriate


                                           March 2005 comparatives, restated to
                                           IFRS where appropriate, issued with
                                                   transition statement





IFRS Profit Impact as at September 2004

IFRS Comparative income statement for September 2004

                                                            Irish         IFRS        IFRS       Proforma        IFRS
                                                            GAAP         Impact                   Impact       Proforma
                                                            EURm          EURm        EURm         EURm           EURm

Net interest income                                          922           19          941          21           962
Other operating income                                       628           903        1,531        (529)        1,002
Insurance net claims                                          -           (875)       (875)         480         (395)
Total operating income net of insurance claims              1,550          47         1,597        (28)         1,569
Operating expenses                                          (875)         (53)        (928)         (5)         (933)
Impairment losses on loans and advances                     (28)            -         (28)           0           (28)
Income from associated undertakings and joint ventures       29           (10)         19            0            19
Profit before taxation and exceptional items                 676          (16)         660         (33)          627
Exceptional Items                                            37             -          37            -            37
Profit before taxation                                       713          (16)         697         (33)          664
Taxation                                                    (120)          (1)        (121)          3          (118)
Profit for the period                                        593          (17)         576         (30)          546
                                                             584                       567                       539

Basic EPS                                                   62.0                      60.2                       57.2
Underlying EPS                                              57.5*                    54.9**                     51.9**


* Adjusted for exceptional item of EUR37m, own shares held for benefit of life assurance policyholders & goodwill amortisation
** Adjusted for exceptional item of EUR37m, own shares held for benefit of life assurance policyholders



Impact on balance sheet at 30th September 2004

-     Balance sheet increased by EUR1.2bn from EUR116.3bn to EUR117.5bn

-     Major impacts:-

      o   Consolidation of SPE's and other entities of EUR1.2bn

      o   Line-by-line consolidation of the life assurance business

      o   Impact of pension on reserves of EUR496m




IFRS impact on capital ratios
                                                  31-Mar-05                   1-Apr-05
                                                   IR GAAP                      IFRS

Tier 1 Capital                                      EUR5740m                EUR6,020m

Total Capital                                      EUR8,059m                EUR8,243m

Risk Weighted Assets                               EUR75,892m               EUR75,886m

Tier 1 Capital Ratio                                 7.6%                       7.9%

Total Capital Ratio                                 10.6%                      10.9%






IFRS Profit Impact as at March 2005

IFRS Comparative income statement for March 2005
                                                             Irish        IFRS        IFRS       Proforma        IFRS
                                                             GAAP        Impact                   Impact       Proforma
                                                             EURm         EURm        EURm         EURm          EURm

Net interest income                                          1,898         33         1,931         40          1,971
Other operating income                                       1,275        2,302       3,577       (1,204)       2,373
Insurance net claims                                           -         (2,222)     (2,222)       1,082       (1,140)
Total operating income net of insurance claims               3,173         113        3,286        (82)         3,204
Operating expenses                                          (1,807)       (108)      (1,915)        (8)        (1,923)
Impairment losses on loans and advances                      (79)           -         (79)           -           (79)
Income from associated undertakings and joint ventures        46          (16)         30            -            30
Profit before taxation and exceptional items                 1,333        (11)        1,322        (90)         1,232
Exceptional Items                                            (12)           -         (12)           -           (12)
Profit before taxation                                       1,321        (11)        1,310        (90)         1,220
Taxation                                                     (241)        (15)        (256)         19          (237)
Profit for the period                                        1,080        (26)        1,054        (71)          983
                                                             1,073                    1,047                      979

Basic EPS (average number of shares 942m)                    113.9                    111.1                     103.9
Underlying EPS (average number of shares 966m)              114.2*                   109.6**                   102.3**




* Adjusted for exceptional item of( EUR12m), own shares held for benefit of life assurance policyholders & goodwill amortisation
** Adjusted for exceptional item of (EUR12m), own shares held for benefit of life assurance policyholders




Summary


- No change to business fundamentals of cash-flows, issue is timing through the profit & loss account.

- No change to the Group's risk management policies, Group will continue to hedge on an economic basis and this may introduce volatility into the profit and loss account.

- Earnings volatility and changing interpretation of some accounting standards will present challenges.






                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 27 September, 2005